Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 April 25, 2006



Brian K. Bhandari
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:      Xpention Genetics, Inc.
         File No. 000-51210

Dear Mr. Bhandari:

         In response to your comment letter dated February 9, 2006, Xpention has filed an amended 10-KSB for year ended May 31, 2005 with restated financial statements and amended 10-QSBs with restated financial statements for periods ended August 31, 2005 and November 30, 2005.

         As noted, an 8-K about the restatement was also filed.

         Attached as an Exhibit hereto is the "Tandy" letter signed by the company.

         If you have any further questions or comments, please let me know

                                                 Sincerely,


                                                 /s/ Michael A. Littman
                                                 Michael A. Littman

MAL:jb

                             Xpention Genetics, Inc.
                              10965 Elizabeth Drive
                                Conifer, CO 80433
                                 (303) 908-4900



                                 April 25, 2006



Brian K. Bhandari
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:      Xpention Genetics, Inc.
         File No. 000-51210

Dear Mr. Bhandari:

         In response to Staff comment letter dated February 9, 2006, Xpention Genetics, Inc. acknowledges to the SEC that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                                Sincerely,

                                                Xpention Genetics, Inc.


                                                /s/ David Kittrell
                                                David Kittrell
                                                CEO